THIS PROMISSORY NOTE (THIS “NOTE”) IS SUBJECT TO THE TERMS OF THAT CERTAIN SUBORDINATION AGREEMENT DATED AS OF MAY 15, 2014 BY AND BETWEEN PAYEE AND SILICON VALLEY BANK (AS AMENDED, SUPPLEMENTED OR OTHERWISE MODIFIED FROM TIME TO TIME, THE “SUBORDINATION AGREEMENT”).

OVERLAND STORAGE, INC.
PROMISSORY NOTE DUE MAY 15, 2018

$5,000,000.00	San Diego, California
May 15, 2014

FOR VALUE RECEIVED, OVERLAND STORAGE, INC., a California corporation (“Maker”), unconditionally promises to pay SPHERE 3D CORPORATION, an Ontario corporation (“Payee”), on May 15, 2018 in the manner and at the place hereinafter provided, the principal amount equal to the lesser of (x) Five Million and no/100 Dollars ($5,000,000.00) and (y) the unpaid principal amount of all advances made by Payee to Maker (plus, in each case, interest that has been added to the principal amount of this Note in accordance with the terms hereof).

Maker also promises to pay interest on the unpaid principal amount hereof from the date hereof until paid in full at a fluctuating interest rate per annum that is at all times equal to the Reference Rate (capitalized terms used herein and not otherwise defined herein shall have the meanings provided in Section 8 below) plus 2.00%, such interest rate to change when and as the Reference Rate changes; provided that any principal amount not paid when due and, to the extent permitted by applicable law, any interest not paid when due, in each case whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise (both before as well as after judgment), shall bear interest payable upon demand at a rate that is 2.00% per annum in excess of the rate of interest otherwise payable under this Note. Interest on this Note shall be payable semiannually in arrears on November 15 and May 15 of each year (each, an “Interest Payment Date”), upon any prepayment of this Note (to the extent accrued on the amount being prepaid) and at maturity. The entire amount of the interest payable on each Interest Payment Date on this Note shall be paid through an increase in the principal amount of the Note. All computations of interest shall be made by Payee on the basis of a 365-day year, for the actual number of days elapsed in the relevant period (including the first day but excluding the last day). In no event shall the interest rate payable on this Note exceed the maximum rate of interest permitted to be charged under applicable law.

1. Advances. Payee hereby agrees to lend to Maker funds in an aggregate principal amount equal to $5,000,000.00 as follows: (a) the first borrowing shall occur no later than May 20, 2014 and shall be for an aggregate principal amount of $2,500,000.00 and (b) the second borrowing shall occur on or prior to June 1, 2014 and shall be for an aggregate principal amount of $2,500,000.00; provided that, in each case, the Merger Agreement shall not have been terminated in accordance with the terms thereof.

Amounts borrowed under this Section 1 and subsequently repaid or prepaid may not be reborrowed. Payee shall make the proceeds of each borrowing available to Maker by causing an amount equal to such borrowing in lawful money of the United States of America in same day funds to be deposited to such account(s) as Maker shall direct.

2. Payments. All payments of principal and interest in respect of this Note shall be made in lawful money of the United States of America in same day funds at the office of Payee located at 240 Matheson Blvd. East, Mississauga, ON L4Z 1X1, or at such other place as Payee may direct. Whenever any payment on this Note is stated to be due on a day that is not a Business Day, such payment shall instead be made on the next Business Day, and such extension of time shall be included in the computation of interest payable on this Note. Each payment made hereunder shall be credited first to interest then due and the remainder of such payment shall be credited to principal, and interest shall thereupon cease to accrue upon the principal so credited. Each of Payee and any subsequent holder of this Note agrees, by its acceptance hereof, that before disposing of this Note or any part hereof it will make a notation hereon of all principal payments previously made hereunder and of the date to which interest hereon has been paid; provided, however, that the failure to make a notation of any payment made on this Note shall not limit or otherwise affect the obligation of Maker hereunder with respect to payments of principal or interest on this Note.

3. Prepayments. Maker shall have the right at any time and from time to time to prepay the principal of this Note in whole or in part, without premium or penalty. Any prepayment hereunder shall be accompanied by interest on the principal amount of the Note being prepaid to the date of prepayment.

4. Reference Agreements. This Note is issued pursuant to the terms of the Merger Agreement and is subject to the terms and conditions thereof. This Note and payment hereof are subject to the terms of the Subordination Agreement. Anything contained in this Note to the contrary notwithstanding, in the event restrictions under the Subordination Agreement prevent payments of any amount due hereunder, such payments will be deferred until such restrictions are removed or otherwise cease to exist, and such deferral will not constitute an Event of Default hereunder. This Note is secured pursuant to the provisions of the Security Agreement.

5. Representations and Warranties. Maker hereby represents and warrants to Payee that:

(a) it is a duly organized and validly existing corporation in good standing under the laws of the jurisdiction of its organization and has the corporate power and authority to own and operate its properties, to transact the business in which it is now engaged and to execute and deliver this Note;

(b) this Note constitutes the duly authorized, legally valid and binding obligation of Maker, enforceable against Maker in accordance with its terms;

(c) all consents and grants of approval required to have been granted by any Person in connection with the execution, delivery and performance of this Note have been granted;

(d) the execution, delivery and performance by Maker of this Note do not and will not (i) violate any law, governmental rule or regulation, court order or agreement to which it is subject or by which its properties are bound or the charter documents or bylaws of Maker or (ii) result in the creation of any lien or other encumbrance with respect to the property of Maker;

(e) there is no action, suit, proceeding or governmental investigation pending or, to the knowledge of Maker, threatened against Maker or any of its subsidiaries or any of their respective assets which, if adversely determined, would have a material adverse effect on the business, operations, properties, assets, condition (financial or otherwise) or prospects of Maker and its subsidiaries, taken as a whole, or the ability of Maker to comply with its obligations hereunder; and

(f) the proceeds of the loan evidenced by this Note shall be used by Maker for working capital and/or to pay certain obligations of one or more of Maker’s subsidiaries to Nordea Bank Norge ASA and/or certain affiliates thereof; provided that no part of such proceeds will be used by Maker to purchase or carry any “margin stock” within the meaning of Regulation U of the Board of Governors of the Federal Reserve System as now and from time to time hereafter in effect or to extend credit to others for the purpose of purchasing or carrying any such “margin stock” or to reduce or retire any indebtedness incurred for any such purpose, and neither Maker nor any of its subsidiaries is engaged principally or as one of its important activities in the business of extending credit for the purpose of purchasing or carrying any such “margin stock”.

6. Events of Default. The occurrence of any of the following events shall constitute an “Event of Default”:

(a) failure of Maker to pay any principal under this Note when due, whether at stated maturity, by required prepayment, declaration, acceleration, demand or otherwise, or failure of Maker to pay any interest or other amount due under this Note within five (5) Business Days after the date due; or

(b) failure of Maker to pay, or the default in the payment of, any amount due under or in respect of any promissory note, indenture or other agreement or instrument relating to any indebtedness owing by Maker, to which Maker is a party or by which Maker or any of its property is bound under which principal amounts outstanding exceed $1,000,000 or the occurrence of any other default in the performance of or compliance with any term of any evidence of any such indebtedness, in each case after the expiration of any grace period provided with respect thereto, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, without such indebtedness having been discharged, or such acceleration having been rescinded or annulled; or

(c) any representation or warranty made by Maker to Payee in connection with this Note shall prove to have been false in any material respect when made; or

(d) (i) a court having jurisdiction in the premises shall enter a decree or order for relief in respect of Maker in an involuntary case under Title 11 of the United States Code entitled “Bankruptcy” (as now and hereinafter in effect, or any successor thereto, the “Bankruptcy Code”) or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, which decree or order is not stayed; or any other similar relief shall be granted under any applicable federal or state law; or (ii) an involuntary case shall be commenced against Maker under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver, liquidator, sequestrator, trustee, custodian or other officer having similar powers over Maker or over all or a substantial part of its property shall have been entered; or the involuntary appointment of an interim receiver, trustee or other custodian of Maker for all or a substantial part of its property shall have occurred; or a warrant of attachment, execution or similar process shall have been issued against any substantial part of the property of Maker, and, in the case of any event described in this clause (ii), such event shall have continued for sixty (60) days unless dismissed, bonded or discharged; or

(e) an order for relief shall be entered with respect to Maker or Maker shall commence a voluntary case under the Bankruptcy Code or any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or shall consent to the entry of an order for relief in an involuntary case, or to the conversion of an involuntary case to a voluntary case, under any such law, or shall consent to the appointment of or taking possession by a receiver, trustee or other custodian for all or a substantial part of its property; or Maker shall make an assignment for the benefit of creditors; or Maker shall be unable or fail, or shall admit in writing its inability, to pay its debts as such debts become due; or the Board of Directors of Maker (or any committee thereof) shall adopt any resolution or otherwise authorize action to approve any of the foregoing; or

(f) Maker shall challenge, or institute any proceedings to challenge, the validity, binding effect or enforceability of this Note or any endorsement of this Note; or

(g) any provision of this Note or the Security Agreement or any provision hereof or thereof shall cease to be in full force or effect or shall be declared to be null or void or otherwise unenforceable in whole or in part; or subject to the Subordination Agreement, Payee shall not have or shall cease to have a valid and perfected first priority security interest in the collateral described in the Security Agreement.

7. Remedies. Upon the occurrence of any Event of Default specified in Section 6(d) or 6(e) above, the principal amount of this Note together with accrued interest thereon shall become immediately due and payable, without presentment, demand, notice, protest or other requirements of any kind (all of which are hereby expressly waived by Maker). Upon the occurrence and during the continuance of any other Event of Default Payee may, by written notice to Maker, declare the principal amount of this Note together with accrued interest thereon to be due and payable, and the principal amount of this Note together with such interest shall thereupon immediately become due and payable without presentment, further notice, protest or other requirements of any kind (all of which are hereby expressly waived by Maker).

8. Definitions. The following terms used in this Note shall have the following meanings (and any of such terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference):

“Business Day” means any day other than a Saturday, Sunday or legal holiday under the laws of the State of California or any other day on which banking institutions located in such state are authorized or required by law or other governmental action to close.

“Event of Default” means any of the events set forth in Section 6.

“Merger Agreement” means that certain Agreement and Plan of Merger dated as of May 15, 2014 by and among Maker, Payee and S3D Acquisition Company, a California corporation and a wholly-owned subsidiary of Payee.

“Person” means any individual, partnership, limited liability company, joint venture, firm, corporation, association, bank, trust or other enterprise, whether or not a legal entity, or any government or political subdivision or any agency, department or instrumentality thereof.

“Reference Rate” means the rate of interest per annum from time to time published in the money rates section of the Wall Street Journal or any successor publication thereto as the “prime rate” then in effect; provided that if such rate of interest, as set forth from time to time in the money rates section of the Wall Street Journal, becomes unavailable for any reason as determined by Payee, the “Prime Rate” shall mean the rate of interest per annum announced by Silicon Valley Bank as its prime rate in effect at its principal office in the State of California.

“Security Agreement” means that certain Security Agreement dated as of May 15, 2014 by and between Maker and Payee, as the same may be amended, supplemented or otherwise modified from time to time.

9. Miscellaneous.

(a) All notices, consents, requests, approvals, demands, or other communication pursuant to this Note by Maker or Payee must be in writing and shall be deemed to have been validly served, given, or delivered: (i) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (ii) upon transmission, when sent by electronic mail or facsimile transmission; (iii) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number or email address of Maker or Payee, as applicable, specified below its signature to this Note. Payee or Maker may change its mailing or electronic mail address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 9(a).

(b) Maker agrees to indemnify Payee against any losses, claims, damages and liabilities and related expenses, including counsel fees and expenses, incurred by Payee arising out of or in connection with or as a result of the transactions contemplated by this Note. In particular, Maker promises to pay all reasonable and documented out-of-pocket costs and expenses, including reasonable attorneys’ fees, incurred in connection with the collection and enforcement of this Note.

(c) No failure or delay on the part of Payee or any other holder of this Note to exercise any right, power or privilege under this Note and no course of dealing between Maker and Payee shall impair such right, power or privilege or operate as a waiver of any default or an acquiescence therein, nor shall any single or partial exercise of any such right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies expressly provided in this Note are cumulative to, and not exclusive of, any rights or remedies that Payee would otherwise have. No notice to or demand on Maker in any case shall entitle Maker to any other or further notice or demand in similar or other circumstances or constitute a waiver of the right of Payee to any other or further action in any circumstances without notice or demand.

(d) Maker and any endorser of this Note hereby consent to renewals and extensions of time at or after the maturity hereof, without notice, and hereby waive diligence, presentment, protest, demand and notice of every kind and, to the full extent permitted by law, the right to plead any statute of limitations as a defense to any demand hereunder.

(e) THIS NOTE AND THE RIGHTS AND OBLIGATIONS OF MAKER AND PAYEE HEREUNDER SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA, WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES.

(f) ALL JUDICIAL PROCEEDINGS BROUGHT AGAINST MAKER ARISING OUT OF OR RELATING TO THIS NOTE MAY BE BROUGHT IN ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION IN THE STATE OF CALIFORNIA, AND BY EXECUTION AND DELIVERY OF THIS NOTE MAKER ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE NONEXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS NOTE. Maker hereby agrees that service of all process in any such proceeding in any such court may be made by registered or certified mail, return receipt requested, to Maker at its address set forth below its signature hereto, such service being hereby acknowledged by Maker to be sufficient for personal jurisdiction in any action against Maker in any such court and to be otherwise effective and binding service in every respect. Nothing herein shall affect the right to serve process in any other manner permitted by law or shall limit the right of Payee to bring proceedings against Maker in the courts of any other jurisdiction.

(g) MAKER AND PAYEE AND, BY ITS ACCEPTANCE OF THIS NOTE, ANY SUBSEQUENT HOLDER OF THIS NOTE, HEREBY IRREVOCABLY AGREE TO WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY DEALINGS BETWEEN THEM RELATING TO THE SUBJECT MATTER OF THIS NOTE AND THE LENDER/BORROWER RELATIONSHIP THAT IS BEING ESTABLISHED. The scope of this waiver is intended to be all-encompassing of any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including without limitation contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Maker and Payee and, by its acceptance of this Note, any subsequent holder of this Note, each (i) acknowledges that this waiver is a material inducement to enter into a business relationship, that each has already relied on this waiver in entering into this relationship, and that each will continue to rely on this waiver in their related future dealings and (ii) further warrants and represents that each has reviewed this waiver with its legal counsel and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS OF THIS NOTE. In the event of litigation, this provision may be filed as a written consent to a trial by the court.

(h) Maker hereby waives the benefit of any statute or rule of law or judicial decision, including without limitation California Civil Code § 1654, which would otherwise require that the provisions of this Note be construed or interpreted most strongly against the party responsible for the drafting thereof.

IN WITNESS WHEREOF, each of Maker and Payee has caused this Note to be executed and delivered by its duly authorized officer as of the date first above written.

MAKER:

OVERLAND STORAGE, INC.

By: “Eric L. Kelly”
Name: Eric L. Kelly
Title: Chief Executive Officer
Address:
9112 Spectrum Center Blvd.
San Diego, CA 92123
Facsimile: (858) 495-4267
Email: ekelly@overlandstorage.com

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PAYEE:

SPHERE 3D CORPORATION

By: “Peter Tassiopoulos”
Name: Peter Tassiopoulos
Title: Chief Executive Officer
Address:
240 Matheson Blvd. East
Mississauga, ON L4Z 1X1
Canada
Facsimile: 905.282.9966
Email: scott.worthington@sphere3d.com

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